UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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FORM 12b-25	SEC FILE NUMBER 001-33531

NOTIFICATION OF LATE FILING	CUSIP NUMBER 00768M 10 3

(Check one):               ☒ Form 10-K                  ☐ Form 20 F               ☐ Form 11 K                   ☐  Form 10-Q              ☐ Form N-SAR               ☐ Form N-CSR

For Period Ended:  March 31, 2011
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION AeroGrow International, Inc.
Full Name of Registrant N/A
Former Name if Applicable 6075 Longbow Dr. Suite 200
Address of Principal Executive Office (Street and Number) Boulder, Colorado, 80301
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
(a)The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

AeroGrow International, Inc. (the "Company") was not able to timely file its Annual Report on Form 10-K (the "Form 10-K") for the fiscal year ended March 31, 2011, by June 29, 2011, the prescribed due date, because of recent developments related to the matter discussed below that the Company is in the process of addressing and which have diverted necessary resources from the completion of the Form 10-K.

On April 12, 2011, the Company entered into a Transaction Agreement with Cyrano Partners, LLC (“Cyrano”) and AG Worldwide, LLC (“AG Worldwide”), a wholly owned subsidiary of Cyrano.  The Transaction Agreement sets forth the agreement of the parties to execute the definitive agreements necessary to consummate a transaction whereby AG Worldwide will become a joint venture between AeroGrow, Cyrano and other parties (the “AG Worldwide Transaction”), subject to the satisfaction of certain conditions precedent relating to the consent of the Company’s creditors and shareholders, and the acquisition of the funding necessary to consummate the AG Worldwide Transaction (the “Conditions Precedent”).  The efforts to satisfy the Conditions Precedent have diverted necessary resources from the completion of the Company’s Form 10-K.

The Company expects that its Form 10-K will be filed within fifteen calendar days following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

H. MacGregor Clarke	303	444-7755
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).☒ Yes☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion there of ? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the fiscal year ended March 31, 2011 (“Fiscal 2011”), we expect to report net sales of $11,313,212, a decrease of 34.4% from the fiscal year ended March 31, 2010 (“Fiscal 2010”).

We expect to report sales to retailer customers of $2,157,211 in Fiscal 2011, a decline of 68.8% from Fiscal 2010, which also represents 80.3% of the overall sales decrease we experienced during Fiscal 2011.  The reduction in sales to retailers reflected a combination of factors, but was principally caused by our decision to de-emphasize sales to retailers because of the higher risk and lower margins associated with these sales.  As a result of our strategic decision to reduce our exposure to the retail channel, we reduced the number of retail store doors carrying our products, to an estimated 575 at March 31, 2011, from approximately 1,290 a year earlier, and 4,600 store doors as of December 31, 2009.

We also expect to report a 9.5% decline in direct-to-consumer sales to $8,976,534, primarily due to a 32.9% decrease in our spending on revenue-generating advertising driven by our cash constraints, and our decision to implement a more targeted marketing program during the year. However, we did deliver a 34.8% year-over-year increase in the efficiency of our marketing efforts during Fiscal 2011, as measured by dollars of direct-to-consumer sales per dollar of advertising expense, which offset a large part of the impact on sales of the decline in advertising spending.  We also expect to report a 55.8% decline in sales to international distributors in Fiscal 2011 to $179,467, as we did not promote international sales, and our distributors’ inventory levels in existing markets were sufficient to meet most of our international consumer demand, thereby limiting re-orders.

We expect to report a gross margin for Fiscal 2011 of 37.3%, up from 31.3% in the prior year.  The increase in percentage margin reflected a variety of factors during Fiscal 2011, including efficiencies achieved in our manufacturing and distribution operations, an increased mix of higher-margin direct-to-consumer and seed kit and accessory sales, and a comparison to the prior year in which a $500,000 inventory obsolescence charge was recognized.

We expect to report operating expenses other than cost of revenue for Fiscal 2011 of $7,063,914, 39.3% or $4,578,216 lower than Fiscal 2010.  This decrease reflected cost saving initiatives, staffing reductions, and reduced spending on advertising and promotion.  We expect to report a $2,344,452, or 38.4%, reduction in sales and marketing costs in Fiscal 2011, including a $756,492, or 32.9%, reduction in advertising spending due in large part to the cash constraints we experienced throughout Fiscal 2011, as well as by planned reductions we implemented.  We expect to report general and administrative expense of $3,116,446 during Fiscal 2011, representing a $1,996,201, or 39.0% reduction relative to Fiscal 2010.  The lower general and administrative expense primarily reflected the impact of lower headcount, as well as spending reductions in all areas, including legal expenses, administration, and facility and office-related expenses.  We expect to report research and development costs of $187,178 during Fiscal 2011, a year-over-year decline of $237,563, or 55.9%.  The reduction in research and development expense primarily reflected the impact of lower headcount relative to the prior fiscal year.

We expect to report a loss from operations of $2,842,046 for Fiscal 2011, as compared to a loss of $6,237,182 in the prior year.  The lower loss reflected the impact of margin improvements, cost savings initiatives and lower media spending which offset the impact of lower sales during Fiscal 2011.

We expect to report other expense for Fiscal 2011 of $4,242,351 in Fiscal 2011, as compared to $94,023 in Fiscal 2010. The net other expense in Fiscal 2011 included $3,267,566  in non-cash expense related to: (i) the amortization of deferred financing costs, and (ii) the amortization of a calculated debt discount (including amounts accelerated because of the conversion of convertible debt into common stock during the period).  Each of these charges related to convertible notes issued during Fiscal 2011.  These notes were considered to have been issued at a discount because they had a conversion price lower than the market price of our stock at the time of issuance, and because the notes were issued with warrants to purchase our common stock. The resulting discount will be amortized to expense over the three-year life of the notes, as will the related financing costs.  In addition, current year other expense included $105,591 related to a revised vendor payment agreement. In a prior year period the vendor had discounted the amount owed in order to accelerate payment terms; however, we fell behind in the agreed accelerated payments and the vendor exercised its option to collect the original amount in full.  In Fiscal 2010, other expense included the impact of approximately $807,000 in gains recorded as a result of negotiated reductions in accounts payable amounts owed to certain vendors.

We expect to report a net loss for Fiscal 2011 of $7,084,397, an increase of $753,192 from the net loss of $6,331,205 in Fiscal 2010, because: (i) the $3,395,136 reduction in our operating loss was offset by approximately $3.3 million in non-cash interest expense related to the convertible notes issued in Fiscal 2011; and (ii) the comparison to approximately $807,000 in gains related to negotiated discounts on accounts payable obligations that we recognized in Fiscal 2010.

Certain statements contained in this Form 12b-25 are forward looking.  Such statements are based on current expectations, estimates and projections about the Company's business.  Words such as expects, anticipates, intends, plans, believes, sees, estimates and variations of such words and similar expressions are intended to identify such forward-looking statements.  These statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict.  Actual results could vary materially from the description contained herein due to many factors including continued market acceptance of the Company's products and particularly the need to raise additional capital.  In addition, actual results could vary materially based on changes or slower growth in the indoor garden market; the potential inability to realize expected benefits and synergies; domestic and international business and economic conditions; changes in customer demand or ordering patterns; changes in the competitive environment including pricing pressures or technological changes; technological advances; shortages of manufacturing capacity; future production variables impacting excess inventory and other risk factors listed from time to time in the Company's Securities and Exchange Commission (SEC) filings under "risk factors" and elsewhere.  The forward-looking statements contained in this Form 12b-25 speak only as of the date on which they are made, and the Company does not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this Form 12b-25.

Signature
AeroGrow International, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30, 2011                                                                By: /s/ H. MacGregor Clarke
H. MacGregor Clarke
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).